ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated June 8, 2012

UBS AG FI Enhanced Big Cap Growth

Exchanged Traded Notes

Profile Index	Russell 1000® Growth Index Total Return	Ticker: FBG
Intraday Index	Russell 1000® Growth Index

Key features

• 2x leveraged exposure to the Index.

• Rebalancing of leveraged exposure upon a 20% decline in the index level.

• Early redemption upon a 30% decline in the index level or at the option of the holders.

Issuer	UBS AG
Issuer Credit Rating [1]	Aa3 (Moody’s); A (S&P); A (Fitch)
CUSIP	90267L508
Primary Exchange	NYSE Arca
Initial Trade Date	June 8, 2012
Maturity Date	June 13, 2022
Leverage	2x
Index Adjustment Factor	3-month USD LIBOR + 0.13%, accrued on a daily basis
3-month USD LIBOR	0.47% as of June 7, 2012

About the Securities

The UBS AG FI Enhanced Big Cap Growth ETN (the “Securities”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”). The Securities provide two times leveraged exposure to the performance of the Russell 1000® Growth Index Total Return (the “Index”), reduced by (i) the Index Adjustment Factor based on 3-Month USD LIBOR and a spread of 0.13% per annum (applied to the full leveraged exposure of the Securities) and (ii) the Redemption Fee upon exercise of your right to require UBS to redeem your Securities. If an Early Redemption Event occurs, your Securities will be redeemed and a Redemption Fee will also apply.

About the Index

The Russell 1000 Growth Indexes are a sub-group of the Russell 1000® Index and measure the composite price performance of stocks of 1,000 companies incorporated in the U.S. and its territories. All 1,000 stocks are traded on a major U.S. exchange and are the 1,000 largest securities that form the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The Russell 1000® Index consists of the largest 1,000 companies included in the Russell 3000 Index and represents approximately 92% of the total market capitalization of the U.S. equity market. The Russell 1000® Index is designed to track the performance of the large-capitalization segment of the U.S. equity market.

Index Comparisons

The graph illustrates the historical returns of the Index from June 7, 2009 through June 7, 2012 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The Securities are subject to investor fees. As a result, the return on the Securities will always be lower than the total return on a direct investment in the Index or the Index constituents.

Characteristics

Number of holdings: 586 Equities

Top 15 Holdings of the Index
Apple Inc	AAPL	7.77%
Exxon Mobil Corp	XOM	4.07%
Intl Business Machines	IBM	3.45%
Microsoft Corp	MSFT	3.20%
Coca Cola Co	KO	2.17%
Google, Inc	GOOG	2.15%
Philip Morris Intl	PM	1.96%
Pepsico Inc	PEP	1.57%
Oracle Corp	ORCL	1.55%
Qualcomm Inc	QCOM	1.43%
McDonalds Corp	MCD	1.35%
Abbott Laboratories	ABT	1.31%
Wal Mart Stores Inc	WMT	1.31%
Schlumberger Ltd	SLB	1.29%
Amazon Com Inc	AMZN	1.16%

Source: Russell as of June 7, 2012

Selected risk considerations

An investment in the Securities involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the Securities (the “Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the Prospectus.

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Risk of loss and leveraged downside exposure — You can lose all or substantially all of your investment in the Securities. In addition to being subject to the Index Adjustment Factor, a Redemption Fee upon an Early Redemption and a Reduction Fee upon a Rebalance Event, to the extent that the Ending Level declines below the Starting Level, your loss is doubled, and the return on the Securities will decline at a rate that will exceed the rate of decline of the Index or the Index Constituents. If the Index Return is positive, but the increase in the level of the Index is insufficient to offset the effect of these fees and other reductions, you will have a loss on your investment in the Securities.

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Leverage risk of the Securities — The Securities are two times leveraged with respect to the Index, which means that you will benefit two times from any beneficial, but will be exposed to two times any adverse, performance of the Index, before the negative effect of the Index Adjustment Factor, any Redemption Fee or the Reduction Fee upon a Rebalance Event.

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Increased sensitivity to market risk — The return on the Securities is linked to the performance of the Index and indirectly linked to the value of the Index Constituents. Because your investment in the Securities contains a leverage component, changes in the level of the Index or Intraday Index will have a greater impact on the amount payable on your Securities. In particular, any decrease in the closing Index Level or level of the Intraday Index as of the applicable Valuation Date will result in a significantly greater decrease in the amount payable under the Securities.

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The Index Adjustment Factor and Redemption Fee may have a negative effect on the return potential of the Securities — The calculation of the Cash Settlement Amount includes an Index Adjustment Factor and a Redemption Fee (upon any early redemption) that reduces the overall return (or increases your loss) on the Securities. It is important to note that the Index Adjustment Factor accrues on the total leveraged exposure of the Securities, rather than just the amount of leverage. Therefore, if the Index Return is positive, but the increase in the level of the Index is insufficient to offset the effect of the Index Adjustment Factor or the Redemption Fee, if applicable, you will have a loss on your investment in the Securities.

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The Securities may be subject to an automatic acceleration upon an Early Redemption Event that may terminate your leveraged exposure to the Index — The Securities will be automatically redeemed early if (i) the Index Level at any time at which a Market Disruption Event is not occurring is less than the Early Redemption Level or (ii) the Intraday Indicative Value of the Securities is $5.00 or less. If the Securities are redeemed early due to an Early Redemption Event, you will receive an amount that will likely be significantly less than the Principal Amount of your Securities and could be zero. You will not be entitled to any further payments after the Acceleration Date, including any payment at maturity, even if the level of the Index increases substantially subsequent to the occurrence of the Early Redemption Event.

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Whether an Early Redemption Event or a Rebalance Event occurs and the value of your Securities upon an Early Redemption Event are based on intraday levels — The Index Level, which is used to determine whether an Early Redemption Event or Rebalance Event has occurred, will be based on intraday levels of the Intraday Index. Therefore, because the intraday low levels may be less than or equal to the closing Index Level, it is more likely that an Early Redemption Event or Rebalance Event will occur than if the Index Level were based solely on closing levels. Moreover, upon the occurrence of an Early Redemption Event or, in some situations, upon exercise of your right to require UBS to redeem the Securities, the Ending Level and therefore the Cash Settlement Amount of your Securities generally will be based on the Index Constituent VWAP for a specified period following the occurrence of the Early Redemption Event.

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Upon the occurrence of a Rebalance Event, the Securities will be deleveraged — A Rebalance Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the closing Index Level as of the date of the Rebalance Event. Therefore, a constant percentage increase in the Index Level will have a lesser positive effect on the value of your Securities relative to before the Rebalance Event. This also means that you would not recover your investment even should the Index Level increase back to its Initial Trade Date level. In addition, each time a Rebalance Event occurs, you will incur a $0.0125 fee per Security. This fee will reduce the amount of your return (or increase your loss) on the Maturity Date, Call Settlement Date or on an Acceleration Settlement Date.

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Credit of UBS — The Securities are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any payment at maturity or call, upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the Securities prior to maturity or call, upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.

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The payment on the Securities is linked to the Index Constituent VWAP, not just to the closing Index Level — In some instances your payment at maturity or upon early redemption is linked to the performance of the Index Constituent VWAP. Although the Index Constituent VWAP is intended to track the performance of the Index, the calculation of the Index Constituent VWAP is different from the calculation of the official closing Index Level. Therefore, the payment at maturity or upon early redemption of your Securities, may be different from the payment you would receive if such payment were determined by reference to the official closing Index Level. The Index Constituent VWAP may not necessarily correlate with the closing levels or intraday levels of the Index or the Intraday Index Level.

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Redemption Fee — On exercise of your right to require UBS to redeem your Securities on any Redemption Date or on acceleration due to an Early Redemption Event you will incur a Redemption Fee equal to $0.0125 fee per Security which will reduce the amount of your return (or increase your loss) on the Securities.

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A trading market for the Securities may not develop — Although the Securities have been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the Securities may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. We are not required to maintain the listing of the Securities on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the Securities. We may suspend or cease sales of the Securities at any time, at our discretion.

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Redemption limitations — You must elect to redeem at least 50,000 of your Securities for UBS to repurchase your Securities, unless we determine otherwise or your broker or other financial intermediary bundles your Securities for redemption with those of other investors to reach this minimum requirement. However, if there are valid redemption requests for more than 2,000,000 Securities on or prior to 2:00 p.m. (New York City time) on a selected Trading Day, the applicable Valuation Date will be the following Trading Day. The Ending Level will be the Index Constituent VWAP for such Valuation Date instead of the closing Index Level on such Valuation Date.

•	No interest payments from the Securities — You will not receive any interest payments or other distributions on the Securities.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

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UBS’s Call Right — On or after June 8, 2014, UBS may elect to redeem all outstanding Securities. If UBS exercises its Call Right, the Cash Settlement Amount paid on the Call Settlement Date may be less than your initial investment in the Securities.

For questions or additional information about the Securities:

Contact us	Investor Service Center: +1-800-587 5512	Email: info@fi.com
Website: www.fisherinvestments.com

Note:

1	The issuer credit rating as of June 8, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the Securities) and is not indicative of the market risk associated with the Securities. The creditworthiness of UBS AG does not affect or enhance the likely performance of the Securities other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the Securities.

Investing in the Securities is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/ dealer. Member of SIPC (http://www.sipc.org/). An investment in the Securities involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the Prospectus. The Securities are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including the Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2012. The key symbol, UBS is among the registered and unregistered trademarks of UBS. The “Russell 1000® Index” is a trademark of Russell Investments and has been licensed for use by UBS. The Securities are not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Securities. RUSSELL INVESTMENTS DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 1000® GROWTH INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL INVESTMENTS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL INVESTMENTS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 1000® GROWTH INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL INVESTMENTS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 1000® GROWTH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL INVESTMENTS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. All rights reserved.